Silver Screen Studios, Inc.
                 2002 Perimeter Summit Blvd.
                         Suite 1275
                      Atlanta, GA 30319
                    (404) 751-3450 phone
                     (404) 522-1447 fax
                     sssu@mindspring.com


                        July 19, 2005



                Letter of Date June 30, 2005


James Webster, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0312


Dear Sir:

We are responding to your letter of date June 7, 2005, and June 30, 2005

We will address each comment in your letter and this is our reply.

Financial Statements:

General:

  1. We will file the Form 10KSB/A as soon as our auditor makes the necessary amendments to the Form 10KSB and as soon as final determination is made regarding the issues addressed in this correspondence.

Statement of Cash Flows, page F-7

  2. Our auditor made the entry on the financial statements and we are in the process of interpreting the language to see if it is necessary to amend the Form 10KSB.

Note 2. Operating Facilities, Page F-11.

  3. We have reviewed your reference to SAB Topic 5.T and it is our interpretation of SAB Topic 5.T that it applies to principal shareholders. It is our interpretation that a principal shareholder would have to own a controlling interest in the entity to be subject to SAB Topic 5.T. Your letter of June 30, 2005 references the statement that your position for application of SAB Topic 5.T is based on information that Rosenfeld, Goldman & Ware, Inc. received 59,820,000 shares of stock. The total referred is in the aggregate and at no time did RGW have a beneficial ownership in excess of 9.9% of the "outstanding" common stock, therefore, RGW never became an affiliate nor became a principal shareholder and SAB Topic 5.T is inapplicable..



If there are any further questions, please forward to our attention for immediate review.


Sincerely,


Silver Screen Studios, Inc.


/s/ Otto Fletcher, III, CEO
______________________________
Otto Fletcher, CEO.